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                           November 14, 2023

       Emmanuel Caprais
       Chief Financial Officer
       ITT Inc.
       100 Washington Boulevard, 6 Floor
       Stamford, Connecticut 06902

                                                        Re: ITT Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-05672

       Dear Emmanuel Caprais:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of
       Operations, page 25

   1. You present total segment operating income and margin as well as total adjusted segment operating income and
margin, which are non-GAAP measures and should be reconciled to the most directly
comparable GAAP measure. However, once reconciled it would appear such measures may
include adjustments that are inconsistent with the applicable non-
                                                        GAAP guidance. In this
regard, adjusting for    Corporate    expenses appears to present
                                                        non-GAAP measures that
exclude normal, recurring, cash operating expenses. Therefore, please revise to remove
these measures from your periodic filings, Form 8-K earnings releases, and earnings
presentations on your website. Refer to Item 10(e)(1)(i)(B) of
                                                        Regulation S-K and
Questions 100.01 and 104.04 of the non-GAAP C&DIs.
 Emmanuel Caprais
FirstName
ITT Inc. LastNameEmmanuel Caprais
Comapany 14,
November  NameITT
              2023 Inc.
November
Page 2    14, 2023 Page 2
FirstName LastName
Item 15. Exhibits and Financial Statement Schedules
Notes to the Consolidated Financial Statements
Note 3 Segment Information, page 68

2. Please revise to reconcile total segment operating income to consolidated income before income taxes and discontinued operations or consolidated income after those items. Further, remove the reconciliation to consolidated operating income, as well as the total segment operating margin percentages as neither are part of the required reconciliation. Refer to ASC 280-10-50-30b.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Megan Akst at 202-551-3407 or Melissa Kindelan at 202-551-3564 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology